SHERPA AIRCRAFT GROUP INC.
INVESTORS' RIGHTS AGREEMENT

September 9, 2024

Ladies and Gentlemen:

This Investors' Rights Agreement (this "**Agreement**") is entered into on or about the date above in connection with the purchase by you (the "**Investor**") of Class A Stock pursuant to that certain Subscription Agreement (the "**Subscription Agreement**") issued by Sherpa Aircraft Group Inc., a Delaware corporation (the "**Company**"), on or about the date of this Agreement. As a material inducement to the Investor's investment in the Company and purchase of the Class A Stock, the Company agrees to the provisions set forth in this Agreement. Capitalized terms used herein shall have the meanings set forth in the Subscription Agreement.

1.   Right Of First Purchase. The Investor shall have the right to purchase up to its pro rata amount of the Standard Preferred Stock being sold in the next Equity Financing to take place after the date hereof (the "**Pre-emptive Right**"). The Pre-emptive Right described above shall automatically terminate upon the earlier of (i) the closing of the next Equity Financing to take place after the date hereof; (ii) immediately prior to the closing of a liquidation, dissolution, or winding up or Deemed Liquidation Event (as defined in the Company's Amended and Restated Certificate of Incorporation, dated August 30, 2024); or (iii) immediately prior to the Mandatory Conversion Time (as defined in the Amended and Restated Certificate of Incorporation). Following the Investor's exercise or waiver of its Pre-emptive Right as set forth herein, the issuance of any new equity in the Company will be determined on a pro-rata basis among the shareholders of the Company and in accordance with the terms of the next Equity Financing.

2.   Information Rights. The Company shall furnish to Investor via the DealMaker platform (A) as soon as practicable, but in any event within 45 days after the end of each fiscal quarter, unaudited quarterly financial statements for each fiscal quarter of the Company; and (B) upon the reasonable request of Investor, (1) within ninety (90) days after the end of each fiscal year of the Company, annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows; (2) within ninety (90) days after the end of each fiscal year of the Company, an updated capitalization table of the Company; and (3) within thirty (30) days' of such reasonable request, annual operating budget forecasting the Company's revenues, expenses and cash position month-to-month. The information rights contained herein shall automatically terminate upon the Equity Financing and thereafter will be determined by the terms thereof.

3.   Inspection. The Company shall permit Investor, at Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by Investor; provided, however, that the Company shall not be obligated pursuant to this Section to grant access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel. The inspection rights contained herein shall automatically terminate upon the Equity Financing and thereafter will be determined by the terms thereof.

4.   Miscellaneous. Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by Investor without the prior written consent of the Company. The choice

of law governing any dispute or claim arising out of or in connection with this Agreement shall be consistent with that set forth in the Subscription Agreement.

Sincerely,

Sherpa Aircraft Group Inc., a Delaware corporation

By: _____
Name: Wesley Gordon
Title: President